welcome to Acopia harvest international an extension of Erving Backman and Associates where we are leading the way in sustainable technology for the future of food production and food safety today at our Central Falls facility we are growing a wide array of nutritious vegetables indoor year-round using a very own proprietary hydroponic systems hydroponics is the art and science of growing plants and water and nutrients without soil we can produce up to 5600 plants and as little as 300 square feet and have made hydroponics part of our everyday lives the vision of our principal urban Backman has been to integrate our hydroponics as part of a classroom curriculum and to provide a learning foundation for future generations our project sprout program has made that vision a reality with project sprout and our green machine hydroponic systems we plan to carry sustainable education and awareness to children and their families across the country with the support of existing stem stem curriculum the green machine and project sprout program allow children to develop overriding aptitudes and talents in the areas of Agriculture acknowledging water management electricity plumbing sustainability nutrition and even finances the program inspires and supports children to embark on a future of sustainable careers in opportunities

these features of the programming technology allow us to extend these vital tools for not only a better Rhode Island but ultimately a better and more self-sufficient America the demand for food production far exceeds our current capacity to feed ourselves effectively alternate sources and methods of growing and protecting our food who must be implemented to ensure the sustainability of our race we believe a hydroponics can serve an important role as part of that

solution hydroponics for happy healthy
kids